SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of April 2015

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 16 April 2015	By /s/ Michelle Hill
(Authorised Signatory)

SANTANDER UK plc

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2015 Annual General Meeting of the Company will be held at 2 Triton Square, Regent’s Place, London, NW1 3AN on 21 April 2015 at 2.00 p.m. to consider and, if thought fit, to pass the resolutions set out below:

Ordinary Resolutions

1.	To receive the Report of the Directors and the audited accounts for the year ended 31 December 2014.

2.	To approve the Directors’ Remuneration Report for the year ended 31 December 2014.

3.	To re-appoint Deloitte LLP as auditors of the Company and to authorise the Directors to fix their remuneration.

4.	THAT in accordance with sections 366 and 367 of the Companies Act 2006, the Company and all companies that are subsidiaries of the Company at the time at which this resolution is passed or at any time during the period for which this resolution has effect, are authorised to:

(a)	make political donations to political parties or independent election candidates in aggregate not exceeding £150,000;

(b)	make political donations to political organisations other than political parties in aggregate not exceeding £150,000; and

(c)	incur political expenditure in aggregate not exceeding £150,000,

during the period beginning with the date of the passing of this resolution and ending on the conclusion of the next Annual General Meeting of the Company. For the purpose of this resolution, the terms “political donation” and “political expenditure” have the meanings as set out in sections 363 to 365 of the Companies Act 2006.

5.	To approve the maximum ratio between the variable and fixed components of the total remuneration (hereinafter, the “Variable Remuneration Maximum Ratio”) of certain executive directors and employees belonging to categories whose professional activities have a material impact on the risk profile of the Company upon the terms set forth below:

(a)	Reasons for this Resolution

The Company’s remuneration policies are designed to encourage a high performance culture where people are rewarded and recognised for their performance and ability, and the impact they have on the Company’s success. The Company wishes to ensure that the structure of its remuneration propositions are consistent with and promote effective risk management whilst also wishing to retain a degree of flexibility in its remuneration propositions. In particular, the Company is reluctant to raise fixed remuneration outside of its established pay framework and further increase fixed costs to the business by way of consolidated fixed remuneration.

(b)	Number of affected persons: will be as defined by the expected relevant Regulatory Technical Standards under the applicable EU Directive and the applicable UK Regulators’ Remuneration Code, and being 158 as at 31 December 2014.

(c)	Positions held by the affected persons

The beneficiaries of this Resolution are the Executive Directors of Santander UK plc or employees of Santander UK plc belonging to categories whose professional activities have a material impact on the risk profile of the Company, including Divisional Directors or Senior Managers engaged in control functions, risk-taking employees as well as other employees whose total remuneration takes them into the same remuneration bracket as that for the foregoing categories (the “Identified Group”). The types of position affected by this resolution are specified in section (iii) below.

(d)	Variable Remuneration Maximum Ratio

The Variable Remuneration Maximum Ratio to be applied to each category within the Identified Group will be as follows:

Category	No of Beneficiaries	Variable Remuneration Maximum Ratio
Executive Directors	3	200%
Senior management	28	200%
Other employees in the Identified Group*	127	200%
Total:	158

*	Other employees whose professional activities have a material impact on the risk profile of the Company, or whose remuneration takes them into the same remuneration bracket as that for the foregoing categories or meets other criteria set forth in the draft Regulatory Technical Standards on criteria to identify categories of staff whose professional activities have a material impact on an institution’s risk profile under Article 94(2) of Directive 2013/36/EU.

(e)	Impact to the Company

There is no expected impact of this Resolution to the Company’s requirement to maintain a sound capital base.

The Company believes the proposed maximum ratios between the fixed and variable components of total remuneration are appropriate and further believes that:

i)	the fixed and variable components of total remuneration remain appropriately balanced;

ii)	the fixed component represents a sufficiently high proportion of the total remuneration to allow the operation of a fully flexible policy on variable remuneration components, including the possibility to pay no variable remuneration component; and

iii)	the mix of fixed and variable remuneration is based on an appropriate consideration of accountability and risk and is aligned with the Company’s risk frameworks and risk appetite.

Special Resolutions

6.	THAT the Company be authorised, without conditions, to buy back its own 8 5⁄8% preference shares. The following terms apply:

(a)	The Company may buy back up to 125,000,000 8 5⁄8% preference shares;

(b)	The lowest price which the Company can pay for 8 5⁄8% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)	The highest price (not including expenses) which the Company can pay for each 8 5⁄8% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8 5⁄8% preference shares even though the purchase may be completed after this authorisation ends.

7.	THAT the Company be authorised, without conditions, to buy back its own 10 3⁄8% preference shares. The following terms apply:

(a)	The Company may buy up to 200,000,000 10 3⁄8% preference shares;

(b)	The lowest price which the Company can pay for 10 3⁄8% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)	The highest price (not including expenses) which the Company can pay for each 10 3⁄8% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10 3⁄8% preference shares even though the purchase may be completed after this authorisation ends.

8.	THAT the Company be authorised, without conditions, to buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares. The following terms apply:

(a)	The Company may buy up to 300,002 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares;

(b)	The lowest price which the Company can pay for Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)	The highest price (not including expenses) which the Company can pay for each Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares even though the purchase may be completed after this authorisation ends.

Date: 16 April 2015

By Order of the Board

Shaun Coles

Company Secretary

Registered Office:

2 Triton Square

Regent’s Place

London

NW1 3AN

Registered in England and Wales No. 2294747

Notes:

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his or her behalf. A proxy need not also be a member. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights to a different share or shares held by the member.

To be effective the proxy appointment must be completed in accordance with the instructions and received by the Company no later than 48 hours before the time for which the meeting is convened.

Holders of the Company’s preference shares have no entitlement to receive notice of, attend or vote at the meeting.